UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Carbonite, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 141337105	Page 2 of 5 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda A. Nelson (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,211,191
	6.	Shared voting power 0
	7.	Sole dispositive power 1,211,191
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,211,191
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 4.45%(2)
12.	Type of reporting person (see instructions) IN

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CUSIP No. 141337105	Page 3 of 5 Pages

EXPLANATORY NOTE:

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) by Linda A. Nelson, the reporting person, relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Carbonite, Inc. (the “Issuer”) and amends and supplements the Schedule 13G originally filed by William G. Nelson on February 6, 2012, as amended by Amendment No. 1 to Schedule 13G filed by William G. Nelson on February 12, 2013 (the “Schedule 13G”). This Amendment No. 2 supplements, amends and updates the Schedule 13G to reflect that (i) title to the shares of Common Stock of the Issuer covered by the Schedule 13G were originally owned by Mr. William G. Nelson and Mrs. Linda A. Nelson (the spouse of Mr. William Nelson) as joint tenants with right of survivorship; (ii) upon the death of Mr. William Nelson on December 5, 2013, title to the shares of Common Stock vested solely in Linda A. Nelson, as the survivor of the joint tenancy; and (iii) as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 1.

(a)	Name of Issuer

Carbonite, Inc.

(b)	Address of Issuer’s Principal Executive Offices

177 Huntington Avenue, Boston, Massachusetts 02115

Item 2.

(a)	Name of Person Filing

Linda A. Nelson (1)

(b)	Address of the Principal Office or, if none, residence

4201 Gulf Shore Boulevard North, Apartment 901, Naples, Florida 34103

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

141337105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,211,191

(b)	Percent of class: 4.45% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,211,191.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 1,211,191.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

(1)	The shares were held jointly by the reporting person and William G. Nelson, the reporting person’s spouse. Upon the death of William G. Nelson on December 5, 2013, title to the shares vested solely in the reporting person as the survivor of the joint tenancy. The original Schedule 13G filed on February 10, 2012 and the first amendment filed on February 13, 2013 inadvertently reported the shares as held solely in the name of William G. Nelson.
(2)	Based on 27,207,723 shares of the Issuer’s Common Stock outstanding as of December 31, 2014.

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CUSIP No. 141337105	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2015 Date

/s/ Linda A. Nelson
Signature

Linda A. Nelson
Name/Title